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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)



                           OraSure Technologies, Inc.
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                                (Name of Issuer)

                   Common Stock, par value $.000001 per share
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                         (Title of Class of Securities)

                                   68554V 10 8
                                   -----------
                                 (CUSIP Number)

                               William M. Hinchey
                           OraSure Technologies, Inc.
                               150 Webster Street
                          Bethlehem, Pennsylvania 18015
                                 (610) 882-1820
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 29, 2000
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             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                               Page 1 of 6 Pages

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/1/  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 68554V 10 8                                    Page 2 of 6 Pages
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-------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          William M. Hinchey
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2.
          CHECK THE APPROPRIATE BOX IF A GROUP*                       (a) [_]
                                                                      (b) [X]

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3.
          SEC USE ONLY

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4.
          SOURCE OF FUNDS


          OO
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5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                          [_]
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6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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    NUMBER OF       7.
      SHARES              SOLE VOTING POWER            2,235,475

                    -----------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER          24,917
                    -----------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER       2,235,475
                    -----------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER     24,917
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11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    2,260,392
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12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                          [_]
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13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.2%
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14.
          TYPE OF REPORTING PERSON*

          IN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 6 Pages

Item 1.   Security and Issuer.

          (a)      Title of the Security:

          Common Stock, $.000001 par value per share.

          (b)      Name of the Issuer:

          OraSure Technologies, Inc., a Delaware corporation.

          (c)      The Issuer's address of its principal executive office:

          8505 SW Creekside Place
          Beaverton, Oregon 97008

Item 2.   Identity and Background.

          (a)      Name:

          William M. Hinchey

          (b)      Business Address:

          150 Webster Street
          Bethlehem, Pennsylvania 18015

          (c) Present principal occupation and name and address of such principal occupation:

          Mr. Hinchey is Senior Vice President of Marketing for Drugs-of-Abuse of the Issuer at the address listed in Item 2.(b) above.

          (d)      Criminal Convictions within the past five years:

          Mr. Hinchey has not been the subject of any criminal proceeding resulting in his conviction in the previous five years from the date of the statement.

          (e)      Party to a Civil Proceeding in the past five years:

          During the past five years, Mr. Hinchey has not been a party to any civil proceeding of a judicial or administrative body with said proceeding resulting in judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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                                                               Page 4 of 6 Pages

          (f)      Citizenship:

          United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.


As of the date of this statement, Mr. Hinchey is the beneficial owner of 529,601 shares of common stock held by a trust of which Mr. Hinchey is the sole trustee. Mr. Hinchey is the beneficial owner of 24,917 shares of common stock held by a trust of which Mr. Hinchey is the co-trustee with an independent third party. In addition, Mr. Hinchey is the direct beneficial owner of 1,705,874 shares of common stock. Mr. Hinchey acquired the shares of Issuer's common stock upon the conversion of shares of common stock of STC Technologies, Inc. ("STC") into shares of common stock of the Issuer as a result of a transaction in which each of Epitope, Inc. ("Epitope") and STC merged into the Issuer (the "Merger") pursuant to an Agreement and Plan of Merger dated May 6, 2000 (the "Agreement"). Prior to the Merger, Epitope's common stock was listed on the NASDAQ National Market System under the symbol "EPTO" and the capital stock of STC was privately held and not traded in a public market. Upon the completion of the Merger, the Issuer assumed Epitope's listing on the NASDAQ National Market System under the symbol "OSUR" and assumed Epitope's registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, as successor to Epitope, pursuant to Rule 12g-3 promulgated thereunder. Pursuant to the Agreement, shares of Epitope's common stock were converted into Issuer's common stock on a one-for-one basis and shares of STC's common stock were converted into Issuer's common stock on a one for 5.2960102794 basis. Upon the completion of the Merger, 36,340,210 shares of Issuer's common stock were issued and outstanding.

Item 4.   Purpose of Transaction.

Mr. Hinchey's reporting obligation on this statement arose as a result of the effectiveness of the Merger, described in Item 3. above, on September 29, 2000. In connection with the Merger and pursuant to the Agreement, the board of directors of the Issuer consists of seven members of which three were designated by the board of directors of STC, three were designated by the board of directors of Epitope and one was designated by the board of directors of both STC and Epitope. In addition, the persons who were executive officers of STC, including Mr. Hinchey, are officers of the Issuer.

(a) - (j)   At the time Mr. Hinchey acquired such shares, Mr. Hinchey did not have any plan or proposal which related to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of
Schedule 13D (although Mr. Hinchey reserves the right as an executive officer of the Issuer to develop such plans or proposals). In the future, Mr. Hinchey may decide to purchase additional shares of common stock in the open market or private transactions, or to sell any or all of his shares of common stock.
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                                                               Page 5 of 6 Pages

Item 5.   Interest in Securities of the Issuer.

          (a)      Aggregate Number of Shares Beneficially Owned:

          2,260,392

          Percentage of Securities Beneficially Owned:

          6.2%

          (b) Mr. Hinchey has sole dispositive and voting power over 2,235,475 shares of common stock reported or beneficially owned by Mr. Hinchey and shares dispositive and voting power over 24,917 shares of common stock held by a trust of which Mr. Hinchey is co-trustee.

          (c)      Not Applicable.

          (d)      Not Applicable.

          (e)      Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

STC granted Mr. Hinchey the right to purchase 3,000 shares of common stock of STC on December 15, 1999 at an exercise price of $4.25 per share which vest ratably over a four year period commencing on December 15, 2000 (the "Option"). Upon the completion of Merger, the Issuer converted the Option into a right to purchase 15,888 shares of Issuer's common stock at an exercise price of $.81 per share vesting on the same basis as the Option. The shares underlying the Option are not included in Mr. Hinchey's beneficial ownership calculations in this statement because no shares underlying the Option are currently exercisable or exercisable within 60 days of the date of this statement.

Item 7.   Material to Be Filed as Exhibits

Exhibit No.       Description of Exhibit

99.1 Agreement and Plan of Merger dated May 6, 2000 (filed as Annex A to the Issuer's Registration Statement on Form S-4 filed on June 14, 2000, as amended and is incorporated herein by reference).
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                                                               Page 6 of 6 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2000

                                                    /s/ William M. Hinchey
                                                    ----------------------
                                                    William M. Hinchey